CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Notes	$963,200	$37.85

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2)

Pursuant to Rule 457(p) under the Securities Act of 1933, unused filing fees of $251,641.81 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-130051) filed by JPMorgan Chase & Co. on December 1, 2005, and have been carried forward, of which $37.85 offset against the registration fee due for this offering and of which $251,603.96 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

PRICING SUPPLEMENT NO. 22 Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-155535 Dated December 10, 2008

Autocallable Optimization Securities with Partial Protection
Linked to the S&P 500® Index
Tactical Strategies for Flat or Bullish Markets
JPMorgan Chase & Co. $963,200 Notes linked to the S&P 500® Index due on December 16, 2009

Investment Description

Autocallable Optimization Securities with Partial Protection linked to the S&P 500® Index, which we refer to as the “Notes,” are Notes issued by JPMorgan Chase & Co. The Notes are designed for investors who want to express a neutral to bullish view of the U.S. equities market through an investment linked to the S&P 500® Index (the “Index”) while seeking 15% principal protection at maturity (85% of principal is at risk) if the Notes are not called. If the Index Closing Level on any Observation Date is at or above the Index Starting Level, the Notes will be automatically called for an annualized return of 20.00%. If the Notes are not called, at maturity you will receive your principal, unless the Index Ending Level is less than the Index Starting Level by more than the Protection Percentage, in which case you will lose 1% of your principal for every 1% that the Index Ending Level declines beyond the Protection Percentage. Investing in the Notes involves significant risks. You must be willing to risk losing up to 85% of your investment. The partial protection feature applies only if you hold the Notes to maturity, and any payment on the Notes is subject to the creditworthiness of the Issuer.

Features

❑

Positive Call Return in Flat or Bullish Scenarios—If the Index Closing Level on any Observation Date is at or above the Index Starting Level, the Notes will be called and you will receive a positive return on your investment.

❑

Positive Call Return in Neutral or Bullish Scenarios with Partial Protection in Bearish Scenarios—If the Index Closing Level on any Observation Date is at or above the Index Starting Level, the Notes will be called and you will receive a positive return on your investment. If the Notes are not called and the Index Closing Level on the Final Valuation Date is below the Index Starting Level by not more than 15%, you will receive your principal. If the Notes are not called and the Index Closing Level on the Final Valuation Date is below the Index Starting Level by more than 15%, the investor will lose 1% of principal for every 1% that the Index Ending Level is below the Index Starting Level by more than the Protection Percentage of 15%.

❑	Express a Neutral or Bullish View of the U.S. Equities Market—The Notes are linked to the S&P 500® Index, which is intended to provide a performance benchmark for the U.S. equities market.

❑	Diversification—The Notes provide the ability to diversify your portfolio through exposure to the S&P 500® Index.

Key Dates[1]

Trade Date	December 10, 2008
Settlement Date	December 15, 2008
Final Valuation Date[1]	December 11, 2009
Maturity Date[1]	December 16, 2009
CUSIP:	46625H530
ISIN:	US46625H5303

[1]	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. UBS-4-A-I.

Note Offering

We are offering Autocallable Optimization Securities with Partial Protection linked to the S&P 500® Index. Each Note is offered at a minimum investment of $1,000 in denominations of $10 and integral multiples of $10 in excess thereof.

Index	Call Return	Index Starting Level	Protection Percentage	CUSIP	ISIN

S&P 500® Index	20.00% p.a.	899.24	15%	46625H530	US46625H5303

See “Additional Information about JPMorgan Chase & Co. and the Notes” in this pricing supplement. The Notes will have the terms specified in the prospectus dated November 21, 2008, the prospectus supplement dated November 21, 2008, product supplement no. UBS-4-A-I dated November 21, 2008 and this pricing supplement. See “Key Risks” in this pricing supplement and “Risk Factors” in the accompanying product supplement no. UBS-4-A-I for risks related to investing in the Notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus, prospectus supplement and product supplement no. UBS-4-A-I. Any representation to the contrary is a criminal offense.

	Price to Public(1)	Fees and Commissions(2)	Proceeds to Us

Per Note	$10	$0.125	$9.875

Total	$963,200	$12,040	$951,160

(1)

The price to the public includes the cost of hedging our obligations under the Notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see “Use of Proceeds” beginning on page PS-14 of the accompanying product supplement no. UBS-4-A-I.

(2)	UBS Financial Services Inc., which we refer to as UBS, will receive a commission of $0.125 per $10 principal amount Note.

The Notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank. In addition, the Notes will not be guaranteed by the Federal Deposit Insurance Corporation under its Temporary Liquidity Guarantee Program.

UBS Financial Services Inc.	JPMorgan

Additional Information about JPMorgan Chase & Co. and the Notes

You should read this pricing supplement together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008, relating to our Series E medium-term notes of which these Notes are a part, and the more detailed information contained in product supplement no. UBS-4-A-I dated November 21, 2008. This pricing supplement, together with the documents listed below, contains the terms of the Notes, supplements the free writing prospectus related hereto dated November 24, 2008 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. UBS-4-A-I, as the Notes involve risks not associated with conventional debt securities.

You may access these on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filing for the relevant date on the SEC website):

®	Product supplement no. UBS-4-A-I dated November 21, 2008: http://www.sec.gov/Archives/edgar/data/19617/000089109208005684/e33656_424b2.pdf

®	Prospectus supplement dated November 21, 2008: http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

®	Prospectus dated November 21, 2008: http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

As used in this pricing supplement, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Investor Suitability

The Notes may be suitable for you if, among other considerations:

®	You believe the Index Ending Level will not be less than the Index Starting Level by more than the Protection Percentage of 15%.

®	You seek an investment that offers partial protection when the Notes are held to maturity.

®	You are willing to risk losing up to 85% of your investment if the Index Closing Level declines from the Trade Date to the Final Valuation Date by more than the Protection Percentage of 15%.

®	You believe the Index Closing Level will be at or above the Index Starting Level on an Observation Date, including the Final Valuation Date.

®	You believe the Index will remain stable for the term of the Notes and will close at or above the Index Starting Level on the Final Valuation Date.

®

You are willing to hold Notes that will be called on any Observation Date on which the Index Closing Level is at or above the Index Starting Level, or you are otherwise willing and able to hold the Notes to maturity.

®	You are willing to make an investment the return of which is limited to the pre-specified returns on Call Dates based on an annualized return of 20.00%.

®	You do not seek current income from this investment.

®	You are comfortable with the creditworthiness of JPMorgan Chase & Co., as Issuer of the Notes.

®

You are willing to invest in securities for which there may be little or no secondary market. You accept that the secondary market will depend in large part on the price, if any, at which JPMSI is willing to trade the Notes.

The Notes may not be suitable for you if, among other considerations:

®	You believe the Index Ending Level will be less than the Index Starting Level by more than the Protection Percentage of 15%.

®	You believe U.S. stock prices will decrease on the Final Valuation Date.

®	You seek an investment that is 100% principal protected.

®	You are not willing to make an investment in which you could lose up to 85% of your principal amount.

®	You seek an investment the return of which is not limited to the pre-specified returns on Call Dates based upon an annualized return of 20.00%.

®

You are unable or unwilling to hold Notes that will be called on any Observation Date on which the Index Closing Level is at or above the Call Level, or you are otherwise unable or unwilling to hold the Notes to maturity.

®	You prefer to receive dividends paid on the equity securities underlying the Index.

®	You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities and credit ratings.

®	You seek current income from your investments.

®	You do not seek exposure to the U.S. equities market.

®	You are not willing or unable to assume the credit risk associated with JPMorgan Chase & Co., as Issuer of the Notes.

®	You seek investment in a listed product for which there will be a robust secondary market.

The suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting, and other advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. You should also review carefully the “Key Risks” on page 6 of this pricing supplement and “Risk Factors” in the accompanying product supplement no. UBS-4-A-I for risks related to an investment in the Notes.

Final Terms

Issuer	JPMorgan Chase & Co.

Principal Amount	$10 per Note (subject to a minimum purchase of 100 Notes or $1,000)

Term	Just over 12 months, unless called earlier

Call Feature	The Notes will be called if the Index Closing Level on any Observation Date is at or above the Index Starting Level, which was 899.24.

Observation Dates	March 11, 2009
June 10, 2009
September 10, 2009
December 11, 2009 (Final Valuation Date)

Call Settlement Dates	3 business days following the applicable Observation Date, except that the Call Settlement Date of the Final valuation Date is the Maturity Date.

Returns on Call Dates/ Call Price	If the Notes are called, on a Call Settlement Date, investors will receive a cash payment per $10 principal amount Note equal to the Call Price for the applicable Observation Date. The returns on Call Dates will be based upon an annualized return of 20.00%. The table below reflects an annualized Call Return of 20.00%.

Observation Date	Return on Call Dates	Call Price (per $10)
March 11, 2009	5.00%	$10.50
June 10, 2009	10.00%	$11.00
September 10, 2009	15.00%	$11.50
December 11, 2009
(Final Valuation Date)	20.00%	$12.00

Payment at Maturity (per $10 Note)	If the Notes are not automatically called and the Index Ending Level is not less than the Index Starting Level by more than the Protection Amount of 15%, you will receive a cash payment at maturity equal to $10 per $10 principal amount Note.

If the Notes are not automatically called and the Index Ending Level is less than the Index Starting Level by more than the Protection Amount of 15%, you will receive a cash payment at maturity per $10 principal amount Note equal to:

$10 x [1 + (Index Return + Protection Percentage)]

In this case, you will lose up to 85% of your principal amount, depending on how much the Index Closing Level has declined from the Trade Date to the Final Valuation Date beyond the Protection Percentage of 15%.

Protection Amount	15%

Index Return	Index Ending Level – Index Starting Level Index Starting Level

Index Starting Level	The Index Closing Level on the Trade Date, which was 899.24.

Index Ending Level	The Index Closing Level on the Final Valuation Date.

Determining Payment upon Automatic Call or at Maturity

Your Notes are not fully principal protected. If the Notes are not automatically called and the Index Ending Level is less than the Index Starting Level by more than the Protection Percentage of 15%, you will lose up to 85% of your principal at maturity.

Hypothetical Scenario Analysis and Examples upon Automatic Call or at Maturity

The scenario analysis and examples below are hypothetical and provided for illustration purposes only. They do not purport to be representative of every possible scenario concerning increases or decreases in the Index Closing Level relative to the Index Starting Level. We cannot predict the Index Closing Level on any of the Observation Dates (including the Final Valuation Date). You should not take the scenario analysis and these examples as an indication or assurance of the expected performance of the Index. The numbers appearing in the examples below have been rounded for ease of analysis. The following scenario analysis and examples illustrate the payment upon an automatic call or at maturity for a $10 principal amount Note on a hypothetical offering of the Notes, based on the following assumptions:

Investment Term:	12 months (unless earlier called)
Hypothetical Index Starting Level:	900
Protection Percentage:	15%
Hypothetical Returns on Call Dates and Call Prices:

Observation Dates	Call Returns	Call Price
March 11, 2009	5.00%	$10.50
June 10, 2009	10.00%	$11.00
September 10, 2009	15.00%	$11.50
Final Valuation Date (on or about December 11, 2009)	20.00%	$12.00

Example 1—The Index Closing Level increases above the Index Starting Level to 990 on the first Observation Date. Because the Index Closing Level on the first Observation Date is at or above the Index Starting Level, the Notes are automatically called on the first Observation Date at the applicable Call Price of $10.50, representing a 5.00% return on the Notes.

Example 2—The Index Closing Levels on the first three Observation Dates are each below the Index Starting Level and the Index Ending level is 1035. Although the Index Closing Levels on the first three Observation Dates are each below the Index Starting Level, the Index Ending Level is above the Index Starting Level, the Notes are automatically called on the Final Valuation Date at the applicable Call Price of $12.00, representing a 20.00% return on the Notes.

Example 3—The Index Closing Level is below the Index Starting Level on all four Observation Dates but the Index Ending Level is not less than the Index Starting Level by more than the Protection Percentage. The Index Closing Level is 765. Because the Index Closing Levels on all four Observation Dates are each below the Index Starting Level, the Notes are not automatically called. Furthermore, because (i) the Notes are not called and (ii) the Index Ending Level is not less than the Index Starting Level by more than the Protection Percentage, the investor will receive its principal at maturity.

Example 4—The Index Closing Level is below the Index Starting Level on all four Observation Dates. In addition, the Index Ending Level is less than the Index Starting Level by more than the Protection Percentage. The Index Ending Level is 675. Because the Index Closing Levels on all four Observation Dates are each below the Index Starting Level, the Notes are not automatically called. Furthermore, because the Index Ending Level is less than the Index Starting Level by more than the Protection Percentage, the investor is fully exposed to any depreciation in the Index beyond the Protection Percentage. Therefore, the return on the Notes is –10.00%. Expressed as a formula:

Index Return = (675 – 900) / 900 = -25.00%

Payment at Maturity = $10 x [1 + (-25% + 15%)] = $9.00

In this example, you would lose some of your principal amount at maturity.

If the Notes are not automatically called and the Index Ending Level is less than the Index Starting Level by more than the Protection Percentage of 15%, you are fully exposed to any depreciation in the Index beyond the Protection Percentage and you could lose up to 85% of your principal at maturity.

What Are the Tax Consequences of the Notes?

You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. UBS-4-A-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, it is reasonable to treat the Notes as “open transactions” for U.S. federal income tax purposes. Assuming this characterization is respected, the gain or loss on your Notes should be treated as long-term capital gain or loss if you hold your Notes for more than a year, whether or not you are an initial purchaser of Notes at the issue price. However, the Internal Revenue Service (the “IRS”) or a court may not respect this characterization or treatment of the Notes, in which case the timing and character of any income or loss on the Notes could be significantly and adversely affected. In addition, on December 7, 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the Notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the Notes, including possible alternative treatments and the issues presented by this notice.

Subject to certain assumptions and representations received from us, the discussion in the preceding paragraph, when read in combination with the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell regarding the material U.S. federal income tax treatment of owning and disposing of Notes.

Key Risks

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in any of the equity securities composing the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. UBS-4-A-I.

Risks Relating to the Notes Generally

®

Your Investment in the Notes May Result in a Loss — If the Notes are not automatically called and the Index Ending Level is less than the Index Starting Level by more than the Protection Percentage, you will lose 1% of your principal for every 1% decline in the Index Ending Level beyond the Protection Percentage. Accordingly, you could lose up to 85% of your principal at maturity if the Notes are not automatically called.

®

Credit Risk of JPMorgan Chase & Co. — The Notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the Notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the Notes upon an automatic call or at maturity, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the Notes.

®

Limited Return on the Notes — Your potential gain on the Notes will be limited to the applicable Call Price, regardless of the appreciation in the Index Closing Level, which may be significant. Because the Index Closing Level at various times during the term of the Notes could be higher than on the Call Dates and at maturity, you may receive a lower payment if the Notes are automatically called or at maturity, as the case may be, than you would have if you had invested directly in the Index.

®

Partial Protection Only Applies if You Hold the Notes to Maturity — You should be willing to hold your Notes to maturity. If you sell your Notes in the secondary market, you may have to sell them at a discount and you will not have partial protection for a decline in the Index up to the Protection Percentage. YOU SHOULD BE WILLING TO HOLD YOUR NOTES TO MATURITY.

®

No Interest or Dividend Payment or Voting Rights — As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of shares of the equity securities composing the Index would have.

®

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity — While the payment on any Call Date or at maturity, if any, described in this pricing supplement is based on the full principal amount of your Notes, the original issue price of the Notes includes UBS’s commission and the estimated cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase Notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from UBS’s commission and our hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

®

No Assurances of a Flat or Bullish Environment — While the Notes are structured to provide potentially enhanced returns in a flat or bullish environment, we cannot assure you of the economic environment during the term or at maturity of your Notes.

®

Lack of Liquidity — The Notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the Notes in the secondary market, but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which JPMSI is willing to buy the Notes.

®

Reinvestment Risk — If your Notes are called early, the holding period over which you would receive the per annum return of 20.00% (actual annualized return to be determined on Trade Date) could be as little as three months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return for a similar level of risk in the event the Notes are called prior to the maturity date.

®

Potential Conflicts — We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

®

Potentially Inconsistent Research, Opinions or Recommendations by JPMSI — JPMSI and its affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Notes, and which may be revised at any time. Any such research, opinions or recommendations could affect the value of the Index or the equity securities included in the Index, and therefore the market value of the Notes.

®	Tax Treatment — Significant aspects of the tax treatment of the Notes are uncertain. You should consult your tax adviser about your tax situation.

®

Many Economic and Market Factors Will Impact the Value of the Notes — In addition to the Index Closing Level on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

	®	the expected volatility in the Index;

	®	the time to maturity of the Notes;

	®	the dividend rate on the equity securities underlying the Index;

	®	interest and yield rates in the market generally as well as in each of the markets of the equity securities underlying the Index;

	®	a variety of economic, financial, political, regulatory or judicial events; and

	®	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Risks Relating to the Index

®

We are Currently One of the Companies that Make Up the Index — We are currently one of the companies that make up the Index. We will not have any obligation to consider your interests as a holder of the Notes in taking any corporate action that might affect the value of the Index and the Notes.

The S&P 500® Index

The S&P 500® Index is published by Standard & Poor’s (“S&P”), a division of The McGraw-Hill Companies, Inc. As discussed more fully in the accompanying product supplement no. UBS-4-A-I under the heading “The S&P 500® Index,” the S&P 500® Index is intended to provide a performance benchmark for the U.S. equities market. The calculation of the level of the S&P 500® Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time as compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. Ten main groups of companies compose the S&P 500® Index, and the ten main groups and the number of companies are included in each group as of November 28, 2008 indicated below: Consumer Discretionary (81); Consumer Staples (41); Energy (40); Financials (84); Health Care (55); Industrials (57); Information Technology (73); Materials (28); Telecommunications Services (9); and Utilities (32).

You can obtain the level of the S&P 500® Index at any time from the Bloomberg Financial Market page “SPX <Index> <GO>” or from the S&P website at www.standardandpoors.com.

The graph below illustrates the weekly performance of the S&P 500® Index from January 2, 1998 to December 5, 2008. The historical levels of the S&P 500® Index should not be taken as an indication of future performance.

Source: Bloomberg L.P. We make no representation or warranty as to the accuracy or completeness of information obtained from Bloomberg Financial Markets.

The Index Closing Level of the S&P 500® Index on December 10, 2008 was 899.24.

The information on the S&P 500® Index provided in this pricing supplement should be read together with the discussion under the heading “The S&P 500® Index” beginning on page PS-63 of the accompanying product supplement no. UBS-4-A-I. Information contained in the S&P website referenced above is not incorporated by reference in, and should not be considered a part of, this pricing supplement.

Supplemental Plan of Distribution

We have agreed to indemnify UBS Financial Services Inc. and JPMSI against liabilities under the Securities Act of 1933, as amended, or to contribute payments that UBS Financial Services Inc. may be required to make relating to these liabilities as described in the prospectus supplement and the prospectus. We have agreed that UBS Financial Services Inc. may sell all or a part of the Notes that it purchases from us to its affiliates at the price indicated on the cover of this pricing supplement.

Subject to regulatory constraints, JPMSI intends to offer to purchase the Notes in the secondary market, but it is not required to do so.

We or our affiliate may enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Notes and JPMSI and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions. See “Use of Proceeds” beginning on page PS-14 of the accompanying product supplement no. UBS-4-A-I.